Exhibit 11.1

                 Statement re: Computation of Earnings Per Share

As of March 31, 2004, there were no dilutive common shares outstanding for any of the periods presented in this registration statement. Basic loss per common share was computing by dividing loss available to common shareholders by the weighted-average number of common shares outstanding during the periods presented after giving effect to all shares splits, both forward and reverse in accordance with FAS128.